As filed with the Securities and Exchange Commission on September 3, 2013

Securities Act File No. 333-182941

Investment Company Act File No. 811-22725

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form N-2

☒ REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

☒ REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940

☐ PRE-EFFECTIVE AMENDMENT NO.

☒ POST-EFFECTIVE AMENDMENT NO. 1

Priority Senior Secured Income Fund, Inc.

(Exact Name of Registrant as Specified in the Charter)

10 East 40th Street, 44th Floor

New York, NY 10016

(Address of Principal Executive Offices)

(212) 448-0702

(Registrant’s Telephone Number, Including Area Code)

M. Grier Eliasek

Priority Senior Secured Income Fund, Inc.

10 East 40th Street, 44th Floor

New York, NY 10016

(Name and address of agent for service)

COPIES TO:

Steven B. Boehm, Esq.

John J. Mahon, Esq.

Sutherland Asbill & Brennan LLP

700 Sixth Street, NW Suite 700

Washington, DC 20001-3980

Tel: (202) 383-0100

Fax: (202) 637-3593

Approximate date of proposed public offering:

From time to time after the effective date of this Registration Statement.

If any securities being registered on this form will be offered on a delayed or continuous basis in reliance on Rule 415 under the Securities Act of 1933, as amended, other than securities offered in connection with a distribution reinvestment plan, check the following box.  ☒

EXPLANATORY NOTE

This Post-Effective Amendment No. 1 to the Registration Statement on Form N-2 (File Nos. 333-182941 and 811-22725) of Priority Senior Secured Income Fund, Inc. (the “Registration Statement”) is being filed pursuant to Rule 462(d) under the Securities Act of 1933, as amended (the “Securities Act”), solely for the purpose of filing exhibits to the Registration Statement. Accordingly, this Post-Effective Amendment No. 1 consists only of a facing page, this explanatory note and Part C of the Registration Statement on Form N-2 setting forth the exhibits to the Registration Statement. This Post-Effective Amendment No. 1 does not modify any other part of the Registration Statement. Pursuant to Rule 462(d) under the Securities Act, this Post-Effective Amendment No. 1 shall become effective immediately upon filing with the Securities and Exchange Commission. The contents of the Registration Statement are hereby incorporated by reference.

PART C

Other Information

Item 25.  Financial Statements and Exhibits

(1)                                 Financial Statements

Financial statements are presented in the statement of additional information.

(2)                                 Exhibits

(a)	Form of Second Articles of Amendment and Restatement of the Registrant(2)
(b)	Amended and Restated Bylaws of the Registrant(1)
(d)	Form of Subscription Agreement (included in the Prospectus as Appendix A and incorporated herein by reference)
(e)	Form of Distribution Reinvestment Plan(1)
(g)	Form of Investment Advisory Agreement by and between the Registrant and Priority Senior Secured Income Management, LLC(5)
(h)(1)	Form of Dealer Manager Agreement(4)
(h)(2)	Form of Selected Dealer Agreement (included as Exhibit A to the Form of Dealer Manager Agreement)
(j)	Custodian Agreement(1)
(k)(1)	Form of Administration Agreement by and between the Registrant and Prospect Administration LLC(1)
(k)(2)	Form of Investor Services Agreement by and between the Registrant and Behringer Harvard Priority Investor Services LLC(1)
(k)(3)	Form of Escrow Agreement(4)
(k)(4)	Form of Trademark License Agreement by and between Registrant and Priority Senior Secured Income Management, LLC(2)
(l)	Opinion of Venable LLP, as special Maryland counsel for Registrant(2)
(n)(1)	Consent of Venable LLP, as special Maryland counsel for Registrant (incorporated by reference to Exhibit (l) hereto)
(n)(2)	Consent of Independent Registered Public Accounting Firm*
(n)(3)	Power of Attorney(1)
(r)	Form of Code of Ethics(5)

(1)	Incorporated by reference to Registrant’s Form N-2 Pre-Effective Amendment No. 2 (File Nos. 333-182941 and 811-22725) filed on November 13, 2012.

(2)	Incorporated by reference to Registrant’s Form N-2 Pre-Effective Amendment No. 3 (File Nos. 333-182941 and 811-22725) filed on February 15, 2013.

(3)	Incorporated by reference to Registrant’s Form N-2 Pre-Effective Amendment No. 4 (File Nos. 333-182941 and 811-22725) filed on February 25, 2013.

(4)	Incorporated by reference to Registrant’s Form N-2 Pre-Effective Amendment No. 5 (File Nos. 333-182941 and 811-22725) filed on March 28, 2013.

(5)	Incorporated by reference to Registrant’s Form N-2 Pre-Effective Amendment No. 6 (File Nos. 333-182941 and 811-22725) filed on April 18, 2013.

*	Filed herewith.

Item 26.  Marketing Arrangements

The information contained under the heading “Plan of Distribution” in this Registration Statement is incorporated herein by reference.

Item 27.  Other Expenses of Issuance and Distribution

SEC registration fee	$182,800
FINRA filing fee	$225,500
Advertising and sales literature	$8,000,000
Accounting fees and expenses	$1,000,000
Legal fees and expenses	$1,500,000
Due Diligence expenses	$2,600,000
Printing and engraving	$600,000
Seminars	$265,000
Transfer Agent fees	$4,000,000
Miscellaneous fees and expenses	$4,126,700
Total	$22,500,000

The amounts set forth above, except for the SEC and FINRA fees, are in each case estimated. All of the expenses set forth above shall be borne by the Registrant.

Item 28.  Persons Controlled by or Under Common Control

See “Management” in the Prospectus and “Certain Relationships and Related Party Transactions” in the Statement of Additional Information contained herein.

Item 29.  Number of Holders of Securities

The following table sets forth the number of record holders of the Registrant’s capital shares at April 17, 2013.

Title of Class	Number of Record Holders
Shares of common stock	1

Item 30.  Indemnification

Directors and Officers

Reference is made to Section 2-418 of the Maryland General Corporation Law and the Registrant’s charter and bylaws.

Maryland law permits a Maryland corporation to include in its charter a provision limiting the liability of its directors and officers to the corporation and its stockholders for money damages except for liability resulting from (a) actual receipt of an improper benefit or profit in money, property or services or (b) active and deliberate dishonesty established by a final judgment as being material to the cause of action. The Registrant’s charter contains such a provision which eliminates directors’ and officers’ liability to the maximum extent permitted by Maryland law, subject to the requirements of the Investment Company Act of 1940, as amended (the “1940 Act”).

The Registrant’s charter authorizes the Registrant, to the maximum extent permitted by Maryland law and subject to the requirements of the 1940 Act, to indemnify any present or former director or officer or any individual who, while serving as the Registrant’s director or officer and at the Registrant’s request, serves or has served another corporation, real estate investment trust, partnership, joint venture, limited liability company, trust, employee benefit plan or other enterprise as a director, officer, partner, manager, managing member or trustee, from and against any claim or liability to which that person may become subject or which that person may incur by reason of his or her service in any such capacity and to pay or reimburse their reasonable expenses in advance of final disposition of a proceeding. The Registrant’s bylaws obligate the Registrant, to the maximum extent permitted by Maryland law and subject to the requirements of the 1940 Act, to indemnify any present or former director or officer or any individual who, while serving as the Registrant’s director or officer and at the Registrant’s request, serves or has served another corporation, real estate investment trust, partnership, joint venture, limited liability company, trust, employee benefit plan or other enterprise as a director, officer, partner, manager, managing member or trustee and who is made, or threatened to be made, a party to the proceeding by reason of his or her service in that capacity from and against any claim or liability to which that person may become subject or which that person may incur by reason of his or her service in any such capacity and to pay or reimburse his or her reasonable expenses in advance of final disposition of a proceeding. The charter and bylaws also permit the Registrant to indemnify and advance expenses to any person who served a predecessor of the Registrant in any of the capacities described above and any of the Registrant’s employees or agents or any employees or agents of the Registrant’s predecessor. In accordance with the 1940 Act, the Registrant will not indemnify any person for any liability to which such person would be subject by reason of such person’s willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his or her office.

Maryland law requires a corporation (unless its charter provides otherwise, which the Registrant’s charter does not) to indemnify a director or officer who has been successful in the defense of any proceeding to which he or she is made, or threatened to be made, a party by reason of his or her service in that capacity. Maryland law permits a corporation to indemnify its present and former directors and officers, among others, against judgments, penalties, fines, settlements and reasonable expenses actually incurred by them in connection with any proceeding to which they may be made, or threatened to be made, a party by reason of their service in those or other capacities unless it is established that (a) the act or omission of the director or officer was material to the matter giving rise to the proceeding and (1) was committed in bad faith or (2) was the result of active and deliberate dishonesty, (b) the director or officer actually received an improper personal benefit in money, property or services or (c) in the case of any criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful. However, under Maryland law, a Maryland corporation may not indemnify for an adverse judgment in a suit by or in the right of the corporation or for a judgment of liability on the basis that a personal benefit was improperly received unless, in either case, a court orders indemnification, and then only for expenses. In addition, Maryland law permits a corporation to advance reasonable expenses to a director or officer in advance of final disposition of a proceeding upon the corporation’s receipt of (a) a written affirmation by the director or officer of his or her good faith belief that he or she has met the standard of conduct necessary for indemnification by the corporation and (b) a written undertaking by him or her or on his or her behalf to repay the amount paid or reimbursed by the corporation if it is ultimately determined that the standard of conduct was not met.

Adviser and Administrator

The Investment Advisory Agreement provides that, absent willful misfeasance, bad faith or gross negligence in the performance of its duties or by reason of the reckless disregard of its duties and obligations, Priority Senior Secured Income Management, LLC (the “Adviser”) and its officers, managers, agents, employees, controlling persons, members and any other person or entity affiliated with it are entitled to indemnification from the Registrant for any damages, liabilities, costs and expenses (including reasonable attorneys’ fees and amounts reasonably paid in settlement) arising from the rendering of the Adviser’s services under the Investment Advisory Agreement or otherwise as an investment adviser of the Registrant.

The Administration Agreement provides that, absent willful misfeasance, bad faith or gross negligence in the performance of its duties or by reason of the reckless disregard of its duties and obligations, Prospect Administration LLC and its officers, managers, agents, employees, controlling persons, members and any other person or entity affiliated with it are entitled to indemnification from the Registrant for any damages, liabilities, costs and expenses (including reasonable attorneys’ fees and amounts reasonably paid in settlement) arising from the rendering of Prospect Administration LLC’s services under the Administration Agreement or otherwise as administrator for the Registrant. Similar provisions are made with respect to a subsidiary of Behringer Harvard and its representatives under the Investor Services Agreement.

The law also provides for comparable indemnification for corporate officers and agents. Insofar as indemnification for liability arising under the Securities Act of 1933, as amended (the “Securities Act”) may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The Registrant has entered into indemnification agreements with its directors. The indemnification agreements are intended to provide the Registrant’s directors the maximum indemnification permitted under Maryland law and the 1940 Act. Each indemnification agreement provides that the Registrant shall indemnify the director who is a party to the agreement (an “Indemnitee”), including the advancement of legal expenses, if, by reason of his or her corporate status, the Indemnitee is, or is threatened to be, made a party to or a witness in any threatened, pending, or completed proceeding, other than a proceeding by or in the right of the Registrant.

Item 31.  Business and Other Connections of Investment Advisers

A description of any other business, profession, vocation, or employment of a substantial nature in which the Adviser, and each director or executive officer of the Adviser, is or has been during the past two fiscal years, engaged in for his or her own account or in the capacity of director, officer, employee, partner or trustee, is set forth in Part A of this Registration Statement in the sections entitled “Management—Board of Directors,” and “Executive Officers” and “Investment Advisory Agreement.” Additional information regarding the Adviser and its officers and directors is set forth in its Form ADV, as filed with the Securities and Exchange Commission (SEC File No. 801-77270), and is incorporated herein by reference.

Item 32.  Location of Accounts and Records

All accounts, books and other documents required to be maintained by Section 31(a) of the Investment Company Act of 1940, and the rules thereunder are maintained at the offices of:

(1)                                 the Registrant, Priority Senior Secured Income Fund, Inc., 10 East 40th Street, 44th Floor, New York, New York 10016;

(2)                                 the Transfer Agent, DST Systems, Inc., 430 W. 7th Street, Kansas City, MO 64105;

(3)                                 the Custodian, U.S. Bank National Association, 1719 Range Way, Florence, South Carolina 29501;

(4)                                 the Adviser, Priority Senior Secured Income Management, LLC, 10 East 40th Street, 44th Floor, New York, New York 10016; and

(4)                                 the administrator, Prospect Administration LLC, 10 East 40th Street, 44th Floor, New York, New York 10016.

Item 33.  Management Services

Not Applicable.

Item 34.  Undertakings

We hereby undertake:

(1)

to suspend the offering of shares until the prospectus is amended if (i) subsequent to the effective date of this registration statement, our net asset value declines more than ten percent from our net asset value as of the effective date of this registration statement, or (ii) our net asset value increases to an amount greater than our net proceeds as stated in the prospectus;

(2)	to file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement

(i) to include any prospectus required by Section 10(a)(3) of the Securities Act;

(ii)

to reflect in the prospectus any facts or events after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; and

(iii)

to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(3)

that, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of those securities at that time shall be deemed to be the initial bona fide offering thereof;

(4)	to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering; and

(5)

that, for the purpose of determining liability under the Securities Act to any purchaser, if the Registrant is subject to Rule 430C [17 CFR 230.430C]: Each prospectus filed pursuant to Rule 497(b), (c), (d) or (e) under the Securities Act [17 CFR 230.497(b), (c), (d) or (e)] as part of a registration statement relating to an offering, other than prospectuses filed in reliance on Rule 430A under the Securities Act [17 CFR 230.430A], shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use; and

(6)

that for the purpose of determining liability of the Registrant under the Securities Act to any purchaser in the initial distribution of securities. The undersigned Registrant undertakes that in an offering of securities of the undersigned Registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned Registrant will be a seller to the purchaser and will be considered to offer or sell such securities to the purchaser.

	(i)	any preliminary prospectus or prospectus of the undersigned Registrant relating to the offering required to be filed pursuant to Rule 497 under the Securities Act [17 CFR 230.497];

(ii)

the portion of any advertisement pursuant to Rule 482 under the Securities Act [17 CFR 230.482] relating to the offering containing material information about the undersigned Registrant or its securities provided by or on behalf of the undersigned Registrant; and

	(iii)	any other communication that is an offer in the offering made by the undersigned Registrant to the purchaser.

(7)	to send by first class mail or other means designed to ensure equally prompt delivery, within two business days of receipt of a written or oral request, any statement of additional information.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this Registration Statement on Form N-2 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on September 3, 2013.

Priority Senior Secured Income Fund, Inc.

By	/s/ M. GRIER ELIASEK
	Name:	M. Grier Eliasek
	Title:	Chief Executive Officer and President

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement on Form N-2 has been signed below by the following persons in the capacities and on the dates indicated:

	Signature	Title	Date

	/s/ M. GRIER ELIASEK	Chairman of the Board of Directors, Chief Executive Officer and President (Principal Executive Officer)	September 3, 2013
M. Grier Eliasek

	/s/ FRANK V. SARACINO	Chief Financial Officer, Chief Compliance Officer, Treasurer and Secretary (Principal Financial Officer and Principal Accounting Officer)	September 3, 2013
Frank V. Saracino

	/s/ ROBERT S. AISNER*	Director	September 3, 2013
Robert S. Aisner

	/s/ ANDREW C. COOPER*	Director	September 3, 2013
Andrew C. Cooper

	/s/ WILLIAM J. GREMP*	Director	September 3, 2013
William J. Gremp

	/s/ EUGENE S. STARK*	Director	September 3, 2013
Eugene S. Stark

*By:	/s/ M. GRIER ELIASEK
as Attorney-in-Fact